

June 13, 2011

Via E-Mail
David C. Merrell
President and Director
E.R.C. Energy Recovery Corporation
3884 East North Little Cottonwood Rd
Salt Lake City, UT 84092

Re: **E.R.C. Energy Recovery Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 31, 2011
      File No. 000-53116

Dear Mr. Merrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 14

1. We note that your cumulative financial statements from inception on October 24, 1979 through December 31, 2010 do not appear to be audited by your independent registered public accounting firm, HJ & Associates, LLC. Please note that auditor association with your cumulative data is required on an annual basis. In this regard, it will be necessary for you to obtain an audit of the cumulative data, and obtain a report from an independent registered public accounting firm expressing an opinion on such cumulative data. Please amend your filing to include a report from HJ & Associates, LLC, opining on the cumulative financial statements included in your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3817 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Leonard W. Burningham, Esq.
        Via E-Mail